Exhibit 6.15

FH Agreement Ref: SRA230501

SPONSORED RESEARCH AGREEMENT

THIS SPONSORED RESEARCH AGREEMENT is made and effective as of July 1, 2023 (the “Effective Date”) by and between Fred Hutchinson Cancer Center (“Fred Hutch”) located at 1100 Fairview Avenue North, Seattle, WA 98109, and Promicell, Inc., (“Sponsor”), a Delaware corporation.

RECITALS

WHEREAS, the parties desire that Fred Hutch conduct a research program funded by Sponsor titled “A standardized immunohistochemical assay for the evaluation of STEAP1 expression in tissues sections from clinical specimens” (the “Research Program”) as further described in Exhibit A; and

WHEREAS, the Research Program contemplated by this Agreement is of mutual interest and benefit to Fred Hutch and Sponsor and will further the mission of Fred Hutch in a manner consistent with its status as a nonprofit corporation exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, organized and operated exclusively for charitable, scientific and educational purposes.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, Fred Hutch and Sponsor hereby agree as follows:

ARTICLE 1 – DEFINITIONS

In the terms defined and used herein, the singular will include the plural and vice versa. Undefined terms in this Agreement (other than names of parties and Article headings) which are set forth in upper case letters have the meanings assigned to such terms in the succeeding Paragraphs of this Article 1.

1.1 “Affiliate” means, with respect to any party, any person, corporation or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party as the case may be, for as long as such control exists. As used in this Paragraph 1.1, “control” shall mean: (a) to possess, directly or indirectly, the power to affirmatively direct the management and policies of such person, corporation or other entity, whether through ownership of voting stock or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting stock or other ownership interest in such person, corporation or other entity. Sponsor’s Affiliates as of the Effective Date are set forth on Exhibit A to this Agreement. Notwithstanding the foregoing, Fred Hutch is not an Affiliate of Sponsor.

1.2 “Background Intellectual Property” means any and all inventions (whether patentable or not), works of authorship, software, code, patents, patent applications, trade secrets, know-how, analytical tools, methodology, and other intellectual property that was owned and/or controlled by a party prior to the Effective Date of this Agreement and/or developed during the Term that is outside of the scope of the Research Program.

1.3 “Confidential Information” of a party (the “Transmitting party”) means any non-public information or materials about or belonging to such a party hereto which the other party is provided, has access to, or learns hereunder that relate to the Transmitting party’s research or business and which are either identified as confidential at the time of disclosure or which the other party (the “Receiving party”) should reasonably know are deemed confidential by the Transmitting party due to the nature of the information or the circumstances under which they were disclosed, including without limitation test data, samples, data, drawings, trade secrets, unpublished patent applications, non-public submissions to the United States Patent and Trademark Office and other patent authorities but does not include materials or information that the Receiving party can, prior to its proposed use or disclosure, substantiate through written documentation: (a) is explicitly approved for public release by the Transmitting party; (b) was already known by the Receiving party with no obligation of confidentiality prior to receiving the information or material from the Transmitting party; (c) was lawfully disclosed to the Receiving party by a third party having the right to disclose it without an obligation of confidentiality; (d) was publicly known or accessible at the time of disclosure or later become part of publicly known or accessible through no fault or breach of obligation by the Receiving party, its employees, or agents; or (e) was independently developed by the Receiving party without use of the disclosing party’s Confidential Information. Confidential Information about the terms, but not the existence, of this Agreement shall be deemed Confidential Information belonging to both parties.

1.4 “Exclusive License Agreement” means the Fred Hutch LIC220304 between Fred Hutch and the Company that grants licensing rights to commercialize certain intellectual property as defined in that agreement.

1.5 “Know-How” means any and all technical information, know-how, trade secrets, prototypes, specifications, directions, instructions, test protocols, procedures, test results, studies, analyses, raw material sources, data or databases (including (i) patient databases so long as sharing such data is allowable by patient consent forms and any upstream agreements and (ii) data Sponsor reasonably determines necessary for maintaining safety systems and processes), innovations, discoveries, inventions, processes, methods, materials, protocols, machines, devices, formulae, equipment, enhancements, modifications, technological developments, techniques, systems, tools, designs, drawings, plans, software, documentation, programs and other knowledge, information, skills and materials controlled by Company that: (a) are owned or controlled by Fred Hutch at any time during the Term, and (b) are relevant to utilizing any of the Licensed Patents or are useful in the manufacture, sale, or use of the Licensed Products.

1.6 “Patent(s)” means (a) any United States or foreign patent application(s) which may be filed covering Program Inventions, (b) all divisionals, continuations, and such claims of continuations-in-part as are entitled to claim priority to the foregoing patents and/or patent applications, (c) any patents hereafter issuing from or claiming priority to any of the foregoing applications, and (d) any renewals, reissues, re-examinations or extensions (e.g., supplementary protection certificates) of any of the foregoing, (e) claims in continuation-in-part applications or patents to the extent that such claims are entitled to priority to patents or applications covered hereby

1.7 “Principal Investigator” means Dr. Michael Haffner, an employee of Fred Hutch.

1.8 “Program Results” means and collectively includes all technical and nontechnical information that Fred Hutch may discover, develop, record, generate, or learn in connection with the conduct of the Research Program, including all reports, formulas, samples, materials, methods, plans, processes, specifications, characteristics, equipment, design, know-how, experimental protocols, and trade secrets and all laboratory notebooks, computer records, and all raw data and other documentation of same.

1.9 “Program Inventions” means and collectively includes all inventions or discoveries that are conceived and/or reduced to practice, actually and/or constructively, during and in the conduct of the Research Program, including without limitation any such invention or discovery within the Program Results.

1.10 “Term” means the duration of the Agreement as defined in Section 7.1.

1.11 “Third party” means an individual or entity other than Fred Hutch and Sponsor.

ARTICLE 2 – RESEARCH

2.1 Research Program Performance. Subject to Sponsor providing in a timely manner the support described in Article 2 of this Agreement, Fred Hutch will exercise diligence and make reasonable efforts to carry out the Research Program under the direction of the Principal Investigator as described in Exhibit A.

2.2 Fred Hutch Control. Except as otherwise expressly described in the Research Program, Fred Hutch will have the sole and exclusive authority to conduct, manage, control and direct the Research Program, to supervise all Fred Hutch personnel participating in the Research Program, and to manage any Fred Hutch subcontractors carrying out Fred Hutch responsibilities in the Research Program; providing, however, Sponsor will have reasonable opportunities during the course of the Research Program to advise and consult with the Principal Investigator regarding the Research Program and its progress.

2.3 Change in Principal Investigator. Fred Hutch agrees to promptly advise Sponsor of any change in the employment status or availability of the Principal Investigator that could have a material adverse effect on the Research Program. If the Principal Investigator ceases to be associated with Fred Hutch or otherwise becomes unavailable to direct the Research Program, Fred Hutch will be entitled to replace the Principal Investigator with a qualified researcher acceptable to Sponsor.

2.4 Reports and Conferences. A written final report concerning the Research Program shall be provided by Fred Hutch through the Principal Investigator to Sponsor within forty-five (45) days of completion of the Research Program, or earlier termination of this Agreement. Fred Hutch agrees to provide Sponsor such other reports with respect to the Research Program as Sponsor may reasonably request including, without limitation, any required by applicable government agencies or instrumentalities. The Principal Investigator or a designee will meet with representatives of Sponsor at times and places mutually agreed upon to discuss the progress and results of and further action with respect to the Research Program. Sponsor will reimburse Fred Hutch for all reasonable out of pocket costs and expenses incurred by Fred Hutch in order to comply with this Section 2.4.

2.5 Ownership of Program Results. The parties agree that all Program Results will be shared fully between the parties in a manner consistent with applicable laws, regulations and the requirements of oversight bodies such as institutional review boards or ethics committees. Unless otherwise agreed in writing, Program Results will be owned by the party whose employees or agents generated it.

2.6 Use of Program Results. Each party agrees that until publication of the results of the Research Program as permitted by Article 5 under this Agreement or as otherwise mutually agreed upon between the parties (which agreement shall not be unreasonably withheld or delayed), each party will have the limited right to use Program Results, whether owned by it or another party, solely for internal research and development purposes and patient care purposes, and that it will not disclose Program Results to any other person or entity except: (i) as necessary for protection of that party’s interests against lawsuits, allegations of scientific misconduct, conflict of interest actions, patent infringement and interference proceedings, (ii) as required by applicable laws and regulations in order to commercialize the relevant products, including laws and regulations of the FDA relating to licensure of study products and laws and regulations of the National Institutes of Health (NIH) relating to government grants and contracts.

ARTICLE 3 – COSTS, BILLINGS, AND OTHER SUPPORT

3.1 Funding. In accordance with the budget attached as Exhibit B (“Budget”), Sponsor will pay Fred Hutch for all costs and expenses in performing research and other on t he Research Program calculated in accordance with Fred Hutch’s usual and customary practices, including overhead and other indirect costs as described in the Budget. Sponsor understands and agrees that the Budget is a good faith estimate only and that as a result Fred Hutch may make deviations from the budget, providing that in the judgment of the Principal Investigator the deviations are consistent with and reasonably necessary to achieving the aims and goals of the Research Program. Both parties acknowledge and agree that the terms of this Agreement are commercially reasonable and the payments provided are consistent with fair market value for general commercial purposes without regard, directly or indirectly, to the volume or value of any referrals or other business generated or which could in the future be generated between the parties.

3.1.1 Invoices. Fred Hutch will submit written invoices to Sponsor, which shall be paid by Sponsor within thirty (30) days of receipt and in accordance with the Budget. Invoices will be submitted to Sponsor at the following:

Miltiadis Sougioltzoglou, MD.

+30 693 694 3702 (Voice/WhatsApp)

miltiadis@promicell.com (Electronic Mail)

The first invoice shall be issued on or about February 1, 2023 for thirty percent of the budgeted costs of the Research Program. Additional quarterly invoices shall be issued in equal installments for the remainder unless the parties agree a different schedule.

3.1.2 Final Invoice. Fred Hutch will submit its final written invoice within 90 (ninety) days after the termination of the Agreement, including any extensions thereof.

3.1.3 Amendment to Budget. In the event that for the Research Program costs incurred will exceed by 10% or more the budgeted costs provided in the Agreement, Fred Hutch will provide written notification to the Sponsor and the parties shall negotiate an amendment, if desired, in accordance with Section 12.2. If Sponsor is unable or unwilling to enter into an amendment to account for the unanticipated costs, Fred Hutch may, at its sole discretion, terminate the Agreement in accordance with Section 7.2. Without an amendment, Sponsor shall not be responsible for costs more than 10% above the budget.

3.2 Ownership of Equipment and Purchases. Unless otherwise expressly agreed in writing by the parties, Fred Hutch shall have sole right, title, and interest to all equipment and other tangible materials purchased, acquired, furnished, fabricated, or used in the Research Program, purchased by Fred Hutch using funds paid to Fred Hutch by Sponsor, or otherwise.

3.3 Interest. Sponsor agrees to pay simple interest at the rate of twelve percent (12%) per annum or such other higher rate provided by applicable law on any amounts more than forty-five (45) days overdue under this Agreement.

3.4 Taxes. Each party will be responsible for payment of any taxes (including all federal, state, and local income, sales, use, value-added, and employment taxes) owed by it and arising from this Agreement. No amounts paid to Fred Hutch under this Agreement will be subject to any withholding by Sponsor.

ARTICLE 4 – CONFIDENTIAL INFORMATION

4.1 Confidentiality Obligations. Each party agrees to maintain such Confidential Information received from the Transmitting party in strict confidence, to use it only in a manner consistent with the purpose for which it was transmitted and to not disclose it to Third parties except to the Receiving party’s employees, officers, directors, consultants, contractors, subcontractors, counsel, and other agents who (a) have a need to know such information for purposes of assisting the Receiving party in performing its obligations or exercising its rights hereunder, (b) have been advised of the confidential nature of such information, and (c) are under binding obligations to maintain its confidentiality pursuant to terms which are at least as stringent as those set forth herein. Each party agrees to take the same measures to protect the Confidential Information of the other party that it takes to protect its own information of comparable sensitivity, but in no event less than reasonable care. All materials transmitted between the parties or accessed hereunder and containing Confidential Information will remain the property of the Transmitting party and will, along with all copies, summaries and other tangible manifestations thereof, be immediately returned upon termination or expiration of this Agreement or upon earlier reasonable request unless previously destroyed at the Transmitting party’s request. Each party will, upon the other party’s request, provide a written notice certifying that it has so returned or destroyed the other party’s Confidential Information except that (i) one copy of such Confidential Information shall be maintained in the legal or corporate development files for the sole purpose of ascertaining its ongoing rights and responsibilities in respect of such information, and (ii) the Receiving party shall not be required to destroy any computer files stored securely by the Receiving party that are: (a) created during automatic system back up; or (b) retained for legal purposes by the legal division of the Receiving party. Each party will be responsible for any breach of confidentiality hereunder by any of its Affiliates, consultants, employees, independent contractors, and other agents. Each party will advise the other immediately in the event that it learns or has reason to suspect that unauthorized use, access, or disclosure of the other party’s Confidential Information has or is likely to occur, and will reasonably cooperate with the other party to prevent or remedy the same.

4.2 Required Disclosures. Notwithstanding the foregoing, Fred Hutch and Sponsor may disclose each other’s Confidential Information to the extent that it is required to be disclosed by law or regulation or is reasonably required to be disclosed in order to enforce rights under the Agreement, provided that the Receiving party will, if reasonably possible, notify the Transmitting party of the intended disclosure in advance, reasonably cooperate with the Transmitting party’s effort to seek a protective order contesting or limiting the disclosure and limit its disclosure to that which is required for the foregoing purpose. Fred Hutch may also disclose Program Results and/or the terms and conditions of this Agreement to the federal government and non-governmental funding entities and their respective agents as necessary in connection with any funding related to the Research Program.

4.3 Duration of Confidentiality Obligations. Notwithstanding the expiration or termination of this Agreement, the parties’ respective confidentiality obligations will continue in effect for five (5) years after the expiration or termination of this Agreement.

4.4 Remedies. The parties each acknowledge and agree that a breach of this Article 4 may cause irreparable harm to the non-breaching party for which the award of money damages may be inadequate. The parties therefore agree that in the event of any breach of this provision, the non-breaching party may be entitled to seek injunctive relief in addition to seeking any other remedy provided in this Agreement or available at law.

ARTICLE 5 – PUBLICATIONS

5.1 Use of Names and Service Marks. Except as otherwise expressly provided herein, neither party will use the other party’s name, either alone or in connection with another word or words, nor shall it use the other’s proprietary marks, trademarks, service marks, trade names, symbols, logos or designs, for any purpose whatsoever (including, but not limited to, any press release, sales or marketing publication or correspondence, advertisement, or similar communication), without the express prior written approval of the other party’s officer who has been duly-designated for such purposes.

5.2 Publications. Sponsor recognizes that, under the policy of Fred Hutch, the Program Results must be publishable and agrees that researchers employed by Fred Hutch who are engaged in the Research Program shall be permitted to present at symposia, national, or regional professional meetings, and to publish in journals, theses or dissertations, or otherwise, in their sole discretion, the methods and results of the Research Program and other Program Results. During the Term, Fred Hutch agrees to submit to Sponsor copies of any abstract or manuscript proposed for written or oral presentation or publication at least thirty (30) days in advance of the submission or presentation or seven (7) days in the case of an abstract. If Sponsor does not, within thirty (30) days after receipt of the manuscript or seven (7) days in the case of an abstract, object in writing as set forth below, Fred Hutch may proceed with the presentation or publication. However, if Sponsor notifies Fred Hutch in writing within such period that it has a reasonable belief that such presentation or publication would reveal Sponsor’s Confidential Information or a potentially patentable invention for which patent applications are to be filed under Article 6, it will provide a written request to Fred Hutch specifically identifying the information giving rise to the belief. Fred Hutch will consider Sponsor’s request in good faith. If it agrees with Sponsor, it will, as applicable, remove Sponsor’s Confidential Information or not publish or present the information so identified by Sponsor until such time as a patent application has been filed or the expiration of sixty (60) days after the date of submission of the manuscript or abstract to Sponsor, whichever occurs first. Sponsor will keep all submissions made by Fred Hutch hereunder confidential in accordance with Article 6 until such time as Fred Hutch or its affiliates or investigators make the applicable publication or presentation.

ARTICLE 6 – INTELLECTUAL PROPERTY

6.1 Background Intellectual Property. The parties acknowledge and agree that all right, title and interest in and to any Background Intellectual Property are and will remain the sole and exclusive property of Fred Hutch or Sponsor, respectively, and that neither party will have any rights or licenses whatsoever, whether by implication, estoppel or otherwise, to the other party’s Background Intellectual Property.

6.2 Notice of Program Inventions. In the event that any Program Inventions arise as a result of any work done by the Principal Investigator and/or any researchers in the conduct of the Research Program, the Principal Investigator agrees to notify Fred Hutch promptly (each an “Invention Disclosure”), and Fred Hutch agrees to notify Sponsor in writing, within 30 days after Fred Hutch’s Business Development Office becomes aware of same, and to describe the nature, characteristics and potential uses thereof in detail sufficient to permit evaluation by Sponsor. All Invention Disclosures and any related information provided to Sponsor under this Article 6 will be part of Fred Hutch’s Confidential Information until the publication of such information by Principal Investigator or until Fred Hutch has provided Sponsor written verification that all desirable patent applications have been filed, whichever occurs first.

6.3 Ownership of Program Inventions. The inventors of any Program Inventions developed hereunder will be determined in accordance with Title 35 of the United States Code. Ownership shall follow the invention assignment obligations of each inventor. Program Inventions made, conceived and/or reduced to practice under this Agreement which are made or invented solely by Fred Hutch and its employees shall be owned solely by Fred Hutch (“Fred Hutch Inventions”). Program Inventions made, conceived and/or reduced to practice under this Agreement which are made or invented solely by Sponsor and its employees shall be owned solely by Sponsor (“Sponsor Inventions”). Program Inventions made, conceived and/or reduced to practice under this Agreement which are made or invented jointly by the parties shall be owned jointly by Fred Hutch and Sponsor (“Joint Inventions”). Fred Hutch and Sponsor shall each have an undivided ownership interest in the Joint Inventions.

6.4 Patent Filings. Sponsor shall have the sole right, but not the obligation, to prepare and file any Patents to protect any Sponsor Inventions. At Sponsor’s request, Fred Hutch shall provide reasonable assistance to Sponsor in preparing, prosecuting, obtaining, defending, and enforcing such Sponsor Inventions. Fred Hutch shall have the sole right, but not the obligation, to prepare and file any Patents to protect any Fred Hutch Inventions. At Fred Hutch’s request, Sponsor shall provide reasonable assistance to Fred Hutch in preparing, prosecuting, obtaining, defending, and enforcing such Fred Hutch Inventions. Sponsor will pay for all reasonable costs incurred in connection with the preparation, filing, prosecution, and maintenance of any Patents for any Fred Hutch Invention for which Sponsor advises in writing that it wishes Fred Hutch to pursue and prosecute, which requests Fred Hutch will not unreasonably refuse or delay. The party responsible for the application will be entitled to use reputable patent counsel of its choice.

6.4.1 Prosecution of Joint Inventions. With respect to any Joint Inventions, the parties will cooperate to decide which party shall file, prosecute and maintain Patents covering such Joint Inventions, and the countries in which such filings shall be made. Sponsor shall pay all expenses and fees associated with the filing, prosecution, issuance, and maintenance of any Joint Inventions and resulting Patents. The party conducting such activities shall keep the other party fully informed as to the status of such matters. While the party responsible for preparation and filing of the application will have sole discretion with respect to decisions regarding the scope and content of that application and the prosecution thereof, the other party will be given a reasonable opportunity to review and provide comments concerning the Patents, and will be supplied with copies of all documents received and filed in connection with the prosecution of such application in sufficient time to comment. Comments by the other party will be given good faith consideration by the party responsible for the Patent. Neither party will abandon the prosecution of any Patents covering the Joint Invention without notifying the other party in writing at least sixty (60) days in advance of any applicable deadline, or as soon as is reasonably possible, and allowing the other party the opportunity to prosecute or maintain such Patents in its sole expense in the name of Sponsor and Fred Hutch.

6.4.2 Relationship to Exclusive License Agreement. Know-How produced through the Research Program shall be Licensed Know-How for purposes of the Exclusive License Agreement and Patents relating to the work performed in the Research Program shall be Licensed Patents for purposes of the Exclusive License Agreement. Program Inventions will be eligible to be treated as Follow-On Products as defined in that Exclusive License Agreement.

6.5 Retained Rights. Notwithstanding any license granted above, Fred Hutch shall have the right to use free of cost without limitation, all Joint Inventions whether or not exclusively licensed to Sponsor hereunder, for educational and research purposes, including clinical research. The foregoing sentence shall not be construed to limit Fred Hutch’s right to make and use the Fred Hutch Inventions or Joint Inventions for activities that are sponsored or otherwise paid for, in whole or in part, by funds provided to Fred Hutch, provided that Fred Hutch shall not grant to any third party any rights to Fred Hutch Inventions or Joint Inventions that would conflict with Fred Hutch’s obligations and/or Sponsor’s rights under the terms of this Agreement.

ARTICLE 7 – TERM; TERMINATION

7.1 Effective Date and Term. This Agreement is effective as of the Effective Date and ends on the first anniversary of the Effective Date, unless otherwise terminated or amended in accordance with the provisions of this Agreement or extended by mutual written agreement of the parties. Notwithstanding the foregoing, if the Research Program or substantially similar research will continue after the termination date, Sponsor shall have the right to extend the termination date for so long as it commits to continue funding the costs of such research.

7.2 Termination. Either party may terminate this Agreement for any reason upon ninety (90) days’ prior written notice to the other party. Termination of this Agreement by either party shall not affect the rights and obligations of the parties accrued prior to the effective date of the termination, and in the event of a termination by Sponsor for any reason, Sponsor will pay Fred Hutch for (i) any work performed by Fred Hutch up to the effective date of termination and (ii) any non-cancelable expenses incurred by Fred Hutch in preparation for the Research Program prior to the receipt by Fred Hutch of Sponsor’s notice of termination.

7.2.1 Termination for Breach. This Agreement may also be terminated by either party upon written notice for the other party’s breach of its material obligations hereunder, provided that it will have first given written notice of such breach to the breaching party in reasonable detail, and the breaching party will have failed to cure such breach within thirty (30) days after receipt of such notice.

7.2.2 Termination for Insolvency or Bankruptcy. Either party may terminate this Agreement by written notice if the other party (i) becomes insolvent or otherwise unable to pay its debts as they become due (unless it cures such condition within thirty (30) days after receipt of written notice of a claim of insolvency from the other party); (ii) makes a general assignment for the benefit of its creditors; or (iii) becomes the subject of a voluntary or involuntary petition in bankruptcy or any voluntary or involuntary proceeding relating to receivership, liquidation, or composition for benefit of creditors under domestic or foreign bankruptcy or insolvency law.

7.3 Survival. Unless expressly provided otherwise herein, each provision of this Agreement reasonably interpreted as intending to survive after the termination or expiration of this Agreement shall survive any such termination or expiration, including without limitation, Article 8 of this Agreement.

ARTICLE 8 – WARRANTIES, LIMITATIONS, INDEMNIFICATION AND INSURANCE

8.1 Warranties and Limitations. Fred Hutch will conduct the Research Program in accordance with generally-accepted professional standards of workmanship and effort at a quality comparable to research performed at major public and private research universities within the United States. Sponsor understands that all research is experimental in nature and that the outcome of the Research Program is inherently uncertain and unpredictable. Sponsor agrees and acknowledges that Fred Hutch has not made and does not make any representation, guarantee or warranty, express or implied, regarding the results of the Research Program. EXCEPTING ONLY AS EXPRESSLY PROVIDED IN THIS AGREEMENT, FRED HUTCH MAKES NO OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND HEREBY DISCLAIMS ALL SUCH WARRANTIES AS TO ANY MATTER WHATSOEVER INCLUDING, WITHOUT LIMITATION, WARRANTIES WITH RESPECT TO: (i) THE RESEARCH PROGRAM AND ANY RESULTS OF THE RESEARCH PROGRAM; (ii) PROGRAM RESULTS, REPORTS, INFORMATION OR RESEARCH PROVIDED BY EITHER FRED HUTCH OR SPONSOR; AND (iii) ANY PROGRAM INVENTION OR PRODUCT, OR OWNERSHIP THEREOF, WHETHER TANGIBLE OR INTANGIBLE, TESTED, CONCEIVED, DISCOVERED, OR DEVELOPED IN THE PROJECT OR IN CONNECTION WITH CONDUCTING THE RESEARCH PROGRAM UNDER THIS AGREEMENT.

8.2 Indemnification. Sponsor will defend, indemnify, and hold harmless Fred Hutch, including its trustees, directors, officers, employees, faculty, students and agents (collectively, the “Indemnified parties”), from and against any and all losses, claims, liabilities, damages, and costs of whatever kind and nature, including attorney fees and legal costs, for death or injury of any person and for loss or damage to any property, occurring or claimed to occur as a result of the negligence of Sponsor or the failure of Sponsor to perform its obligations under this Agreement; providing, however, Sponsor shall not be obligated to defend, indemnify, and hold harmless any Indemnified party to the extent any such losses, claims, liabilities, damages, and costs are the result of the gross negligence or willful misconduct of an Indemnified party.

8.3 Exclusion of Damages; Limitation of Liability. Neither Fred Hutch nor its Affiliates shall be liable to any party for special, exemplary, indirect, consequential or punitive damages, whether in contract warranty, tort, strict liability or liability or otherwise, arising out of or in connection with this Agreement, the Research Program, Program Results, Patents, Program Inventions, Materials, or any other materials furnished by Fred Hutch under this Agreement, or the sale or other disposition of products or processes incorporating any of the foregoing, including but not limited to damages measuring lost profits, goodwill or business opportunities, even if advised in advance of the possibility of such damages. In no event will Fred Hutch’s and its Affiliates’ total and cumulative liability together of any kind, even for direct damages, arising out of or in connection with this Agreement, the Research Program, the results thereof, Program Results, Program Inventions, Patents and the Materials exceed the total amount of payments actually received from Sponsor under Article 3.

8.4 Insurance. Sponsor will, throughout the Term and for three (3) years thereafter, maintain in force at its sole cost and expense, with reputable insurance companies, insurance in an amount and type reasonably sufficient to protect against liability hereunder, but in no event less than at least Two Million Dollars ($2,000,000) per occurrence and Five Million Dollars ($5,000,000) annual aggregate. Such policy will name Fred Hutch as an additional insured and require at least fifteen (15) days notice to Fred Hutch prior to any cancellation or material change. Fred Hutch will have the right from time to time to request the appropriate certificates of insurance from Sponsor for the purpose of ascertaining the sufficiency of such coverage. The amounts of insurance coverage required herein will not be construed as creating any limitation on Sponsor’s indemnification obligations above.

ARTICLE 9 – NOTICES

9.1 Notices. All notices, demands, requests or other communications required to be given or sent by a party under this Agreement will be in writing and will be delivered by at least one of the following methods: (i) in person, (ii) mailed by first-class mail, postage prepaid, (iii) transmitted by facsimile, or (iv) transmitted by electronic mail (email) addressed as set forth below, providing a party may designate a change of address at any time by notice in writing to the other party. All notices, demands, requests, or communications that are mailed by first class mail will be deemed received five (5) business days after deposit in the U.S. mail, postage prepaid, and all notices transmitted by facsimile or by email will be deemed received upon written confirmation by the receiving party of successful facsimile or email transmission.

To Fred Hutch:

Business Development
ATTN: Vice President

Fred Hutchinson Cancer Center
1100 Fairview Avenue North
Mail Stop J2-110

Seattle, WA 98109

(206) 667-3139 (Voice)

bds@fredhutch.org (Electronic Mail)

To Sponsor:

miltiadis@promicell.com

With a copy to:

Baker & McKenzie

600 Hansen Way

Palo Alto, CA 94304

Attn: Matt Jacobson

matt.jacobson@bakermckenzie.com

ARTICLE 10 – DISPUTES; GOVERNING LAW

10.1 Issue Resolution. Any issue of disagreement, dispute, or discussion relating to this Agreement that is not disposed of by agreement of the parties will be submitted to executive representatives of the parties as deemed necessary in writing including a brief description of the issue for resolution and any other supplemental material either party wishes to submit. The executive representatives will confer within fifteen (15) days of receiving notice of the issue. Any decision of the executive representatives of the parties will be binding, and the parties will comply with the terms of the decision as directed; provided, that the terms of any such decision are consistent with the terms of this Agreement. If the executive representatives are unable to reach a decision within the fifteen (15) day period described above, the terms of the decision as to any such matter may be submitted to administrative or judicial remedies that may be otherwise be available to the parties.

10.2 Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and enforced according to the laws of the State of Washington and the United States, without giving effect to its or any other jurisdiction’s choice of law provisions, and the Superior Court of Washington for King County shall have exclusive jurisdiction and venue of all disputes arising under this Agreement, except that in any case where the courts of the United States shall have exclusive jurisdiction over the subject matter of the dispute, the United States District Court for the Western District of Washington, Seattle division, shall have exclusive jurisdiction and venue.

10.3 Attorney Fees. The prevailing party in any action sought to enforce or interpret this Agreement or any provision of this Agreement shall be entitled to its reasonable attorney’s fees and costs, including any appeals thereon, as determined by a court in conjunction with any such legal proceeding.

ARTICLE 11 – COMPLIANCE WITH APPLICABLE LAWS

11.1 Conformation to Applicable Laws and Professional Standards. Fred Hutch agrees that Fred Hutch and those persons participating in the Research Program will conform to and obey all applicable laws, ordinances, rules, regulations, requirements and orders of all municipal, county, state or federal authorities or agencies and all professional standards applicable to the conduct of the research under this Agreement.

11.2 Legal Compliance. The parties intend this Agreement to comply with all applicable laws, regulations and requirements. The parties further agree this Agreement shall be applied and interpreted in a manner consistent with full compliance with all such laws, regulations and requirements. If at any time either party has reasonable grounds to believe that this Agreement may not conform to the then-current requirements or interpretations relevant to such matters, both parties agree that they will immediately negotiate in good faith for the purposes of bring this Agreement into full compliance with such then-current requirements and interpretations.

11.3 Debarment. Each party represents that it is not excluded, debarred, suspended or otherwise ineligible to participate in federal programs. In connection with the performance of their respective obligations under this Agreement, the parties shall not knowingly employ or contract with, whether or not for compensation, any individual, or entity currently listed by a federal agency as excluded, debarred, suspended or otherwise ineligible to participate in federal programs.

11.4 Export Control. Sponsor understands that the parties are subject to and that Fred Hutch’s obligations under this Agreement are contingent upon compliance with certain laws and regulations of the United States applicable to the export of technical data and information, computer software, laboratory prototypes and other commodities (including without limitation the Arms Export Control Act, as amended, and the Export Administration Act of 1979) (“Export- Controlled Materials”). Sponsor understands that the transfer of any Export-Controlled Materials to Sponsor under this Agreement or under any other agreement entered into pursuant to this Agreement, including transfers to Sponsor’s affiliates and permitted uses by certain third parties, may require a license from a cognizant agency of the United States Government and/or written assurances by Sponsor that Sponsor shall not transfer Export-Controlled Materials to certain foreign countries without the prior approval of an appropriate agency of the United States government. Fred Hutch neither represents that any such export license shall not be required, nor that, if required, it shall be issued. Sponsor agrees that it will not provide or make accessible to Fred Hutch any Export-Controlled Materials without first notifying Fred Hutch in writing of the existence and nature of the Export-Controlled Materials and obtaining the prior written agreement of Fred Hutch, through a duly-authorized Fred Hutch representative, for the Fred Hutch to receive such Export-Controlled Materials. All Export-Controlled Materials shall be conspicuously labeled “Export Controlled” together with any applicable Export Control Classification Number.

11.5 Bayh-Dole Requirements. In the event Fred Hutch receives any funding from a funding agency of the U. S. government for the Research Program, Sponsor understands and agrees that the intellectual property or other similar rights covered by this Agreement may be subject to the rights and limitations of U.S. Public Laws 96-517 and 98-620, 35 USC §§200-211, and various implementing regulations, including those codified at 37 CFR Part 401, known generally and collectively as “Bayh-Dole Requirements.” In such case, the parties agree to include, where applicable, in any application for a U.S. Patent a statement fully identifying the rights of the U.S. government under the Bayh-Dole Requirements; and Sponsor acknowledges that Fred Hutch shall be required to grant the U.S. government a worldwide, non-exclusive, royalty-free license for such invention covered by any Patent notwithstanding anything in this Agreement to the contrary.

ARTICLE 12 – MISCELLANEOUS

12.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior oral or written agreements, commitments, or understandings concerning the matters provided for herein.

12.2 Amendment. This Agreement may only be modified by a subsequent written agreement executed by the duly-authorized representatives of the parties.

12.3 Severability. If any provision of this Agreement or of any other agreement, document or writing pursuant to or in connection with this Agreement, shall be wholly or partially invalid or unenforceable under applicable law, said provision will be ineffective to that extent only, without in any way affecting the remaining parts or provision of said agreement, provided that the remaining provisions continue to effect the purposes of this Agreement.

12.4 Independent Status. The parties hereby agree that they are at all times each acting as independent contractors. Nothing in this Agreement will be construed or deemed to create a relationship of employer and employee, partner, joint venturer, or principal and agent between Sponsor and Fred Hutch, its faculty, employees, agents or officers. Except as expressly set forth in this Agreement, Sponsor shall neither have nor exercise any control or direction over the methods by which Fred Hutch conducts the research and other work under this Agreement. Nothing in this Agreement will preclude either party from entering into research agreements with third parties that may be related to, but are otherwise outside the scope of the Research Program.

12.5 Non-Exclusivity. The parties understand and agree that nothing herein shall be interpreted as establishing any form of exclusive relationship between Fred Hutch and Sponsor. The parties further understand and agree that nothing herein shall be interpreted as precluding either party from entering into agreements similar to this Agreement with Third parties or from conducting educational, research or other activities that may involve the same or similar subject matter as the Research Program, the conduct of which is outside and independent of this Agreement, providing that any such educational, research or other activities are not done in a manner that is inconsistent with the rights and obligations of the parties to this Agreement.

12.6 Waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, not the failure of either of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder will thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.

12.7 Force Majeure. Nonperformance by a party, other than payment of any amounts due hereunder by Sponsor, shall not operate as a default under or breach of the terms of this Agreement to the extent and for so long any such nonperformance is due to: strikes or other labor disputes; prevention or prohibition by law; the loss or injury to products in transit; an Act of God; or war or other cause beyond the control of such party.

12.8 Assignment and Successors in Interest. Except as otherwise provided herein, neither party may assign, subcontract, or delegate any right or obligation under this Agreement, in whole or in part, without the express prior written consent of the other party. This Agreement shall inure to the benefit of and be binding upon each party’s successors and assigns.

12.9 Counterparts. This Agreement may be executed in any number of counterparts or, if mutually agreeable to the undersigned authorized signatories for the parties, through the exchange by facsimile or other electronic means of duly-signed duplicates hereof, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties, intending to be legally bound, have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Fred Hutch		Sponsor

By:		By:

Print Name:	Patrick Shelby, PhD	Print Name:

Title:	Director, Technology Management	Title:

Date:		Date:

Signature Page to Sponsored Research Agreement

Exhibit A: Research Program

Statement of Work

Site:	Fred Hutchinson Cancer Center
Investigator – Michael C. Haffner, M.D., Ph.D.

The purpose of this project is to develop a standardized immunohistochemical assay for the evaluation of STEAP1 expression in tissues sections from clinical specimens that have been formalin-fixed and paraffin embedded. Standard operating procedures will be developed for optimized STEAP1 immunostaining of resection specimens and biopsies and for incorporation into patient selection for the planned STEAP1 CAR T cell therapy trial for neuroendocrine prostate cancer.

1.	Generation of genetically defined controls for immunohistochemistry.

a.	Preparation of cell lines with defined STEAP1 expression

b.	Processing of cell lines into a formalin fixed paraffin embedded block to be used as a control with every IHC for this project

c.	Validation of antibody specificity

2.	Optimization of staining conditions for resection specimens and biopsies.

a.	Testing of different antigen retrieval conditions to compensate for pre- analytic tissue variabilities

b.	Defining standard SOPs for tissue handling and staining.

Exhibit B: Budget

Funds received under this Agreement will be spent in furtherance of the Research Program in accordance with the attached budget. Fred Hutch may reallocate between budget categories provided that the total amount of funding remains unchanged.

The Budget under this Agreement is as follows:

Total Direct Costs	$10,600
Indirect Costs (76%)	$8,056
Total Costs	$18,656

Payments will be made in accordance with the following payment schedule:

The total amount awarded under this Agreement is $18,656 (“Agreement Budget”). The Parties understand and agree that the Budget is an estimate of the cost of conducting the Research Program.

Sponsor agrees to pay schedule of 100% up front.

All payments will be made to Fred Hutch by Sponsor in U.S. Dollars (without setoff for any currency conversions) drawn on a US bank, made payable to “Fred Hutchinson Cancer Center” and sent to Fred Hutch at the following address:

Fred Hutchinson Cancer Center
Attn: Accounts Receivable

P.O. Box 19024, M/S J6-330

Seattle, WA 98109-1024

Employer Identification Number # 91-1935159

Such payments will identify the Research Program and Principal Investigator.